Exhibit 19

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Year ended December 31, 2024,

The Two Months ended December 31, 2023,

and the Year Ended October 31, 2023

Expressed in United States Dollars

Notes to the Consolidated Financial Statements

Report of Independent Auditors

To the Stockholders and Directors

Grown Rogue International, Inc.

Toronto, Ontario

Opinion

We have audited the consolidated financial statements of Grown Rogue International, Inc. (the “Company”), which comprise the consolidated statements of financial position at December 31, 2024, December 31, 2023 and October 31, 2023, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2024, two months ended December 31, 2023 and the year ended October 31, 2023, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2024, December 31, 2023 and October 31, 2023, and its consolidated financial performance and its cash flows for the year ended December 31, 2024, two months ended December 31, 2023 and the year ended October 31, 2023, in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Measurement of fair value of biological assets

The fair value of Company’s Biological assets through subsidiaries and joint operations amounts to USD 1,554,622 million as of December 31, 2024. The Company’s biological assets consist of cannabis plants. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to sell. Fair value less cost to sell is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

Given the value of the biological assets, together with the significant judgement and estimates that are required in determining the fair value, the valuation of biological assets is considered a key audit matter. Refer to note 3 for detailed information on biological assets.

Our approach to addressing the matter included the following procedures, among others:

■	Reviewed the principles used in the valuation of biological assets and analyzed the key assumptions used in the valuation model.

■	Detailed testing was performed on the key inputs into the biological assets valuation model including expected harvest yield, estimated selling prices and cost to complete to confirm the validity, accuracy and completeness of the data by comparing the data to market and other external data where applicable.

■	We recalculated the fair values recognized.

■	Reviewed the disclosures relating to biological assets in the consolidated financial statements in accordance with the requirements of International Financial Reporting Standards.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audits, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

■	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

■	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

■	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

■	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

■	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

■	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this report of independent auditors is Abdul Kabeer Vayalil Peetika.

Certified Public Accountants

March 31, 2025

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 18)	4,682,221	6,804,579	8,858,247
Accounts receivable (Note 18)	1,596,912	1,642,990	2,109,424
Biological assets (Note 3)	1,554,622	1,723,342	1,566,822
Inventory (Note 4)	4,769,776	5,021,290	4,494,257
Prepaid expenses and other assets	864,009	420,336	392,787
Notes receivable (Note 6.3)	7,189,635	-	-
Total current assets	20,657,175	15,612,537	17,421,537
Warrants asset (Note 13.2)	4,855,795	8,820,897	8,753,266
Other Investments (Note 6.1 and 6.2)	1,810,363	-	-
Notes receivable (Notes 6.3)	2,613,969	2,449,122	1,430,526
Property and equipment (Note 8)	11,870,220	1,761,382	1,361,366
Intangible assets and goodwill (Note 9)	1,257,668	725,668	725,668
Deferred tax asset (Note 20)	250,620	246,294	470,358
TOTAL ASSETS	43,315,810	29,615,900	30,162,721
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,107,619	1,358,962	2,359,750
Current portion of lease liabilities (Note 7)	736,453	925,976	824,271
Current portion of long-term debt (Note 10)	227,679	780,358	1,285,604
Current portion of convertible debentures (Note 11)	1,945,226	-	-
Current portion of business acquisition consideration payable (Note 5)	536,881	360,000	360,000
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	12,504,175	7,471,519	7,808,500
Income tax payable (Note 20)	1,907,177	873,388	366,056
Total current liabilities	19,965,210	11,770,203	13,004,181
Lease liabilities (Note 7)	4,475,490	1,972,082	2,094,412
Long-term debt (Note 10)	1,001,681	82,346	102,913
Business acquisition consideration payable (Note 5)	1,693,540	-	-
Convertible debentures	-	2,459,924	2,412,762
Other non-current liabilities (Note 20)	269,883	-	-
TOTAL LIABILITIES	27,405,804	16,284,555	17,614,268
EQUITY
Share capital (Note 12)	38,499,491	24,593,422	24,593,422
Contributed surplus (Notes 13 and 14)	9,025,541	8,186,297	8,081,938
Accumulated other comprehensive loss	(125,930)	(108,069)	(114,175)
Accumulated deficit	(32,847,334)	(20,353,629)	(20,996,449)
Equity attributable to shareholders	14,551,768	12,318,021	11,564,736
Non-controlling interests (Note 23)	1,358,238	1,013,324	983,717
TOTAL EQUITY	15,910,006	13,331,345	12,548,453
TOTAL LIABILITIES AND EQUITY	43,315,810	29,615,900	30,162,721

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Chairman	Signed “Ryan Kee”, Audit Committee Chairman

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Comprehensive Income (Loss)

Expressed in United States Dollars

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Revenue
Product sales (Note 2.1.6.1)	25,029,634	3,542,037	22,424,169
Service revenue (Note 2.1.6.2)	1,987,631	96,050	929,016
Total revenue	27,017,265	3,638,087	23,353,185
Cost of goods sold
Cost of finished cannabis inventory sold	(12,827,041)	(1,404,323)	(11,155,676)
Costs of service revenue	(206,669)	(89,210)	(308,641)
Gross profit, excluding fair value items	13,937,355	2,144,554	11,888,868
Realized fair value loss amounts in inventory sold	(3,358,862)	(460,647)	(2,573,151)
Unrealized fair value gain amounts on growth of biological assets	2,816,943	686,867	3,355,797
Gross profit	13,441,636	2,370,774	12,671,514
Expenses
Amortization of property and equipment (Note 8)	939,727	186,415	578,641
General and administrative (Note 19)	10,075,360	1,437,353	6,465,877
Share-based compensation	1,306,607	104,359	346,113
Total expenses	12,321,694	1,728,127	7,390,631
Income from operations	1,119,942	642,647	5,280,883
Other income and (expense)
Interest expense	(379,161)	(69,164)	(370,616)
Accretion expense	(2,042,556)	(216,493)	(1,026,732)
Other income (expense)	1,938,713	49,678	441,487
Gain on extinguishment on note receivable	156,165	-	-
Unrealized gain (loss) on derivative liability	(12,768,905)	336,981	(4,563,498)
Unrealized gain on warrants asset	3,094,413	400,016	129,113
Loss on equity investment in associate	(169,637)	-	-
Gain (loss) on disposal of property and equipment	50,057	(87,699)	(182,025)
Total other income (expense), net	(10,120,911)	413,319	(5,572,271)
Income (loss) before taxes	(9,000,969)	1,055,966	(291,388)
Income tax (Note 20)	(1,695,825)	(383,539)	(370,932)
Net income (loss)	(10,696,794)	672,427	(662,320)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(17,861)	6,106	(4,562)
Total comprehensive income (loss)	(10,714,655)	678,533	(666,882)
Gain (loss) per share attributable to owners of the parent – basic	(0.05)	0.00	(0.00)
Weighted average shares outstanding – basic	209,441,725	182,005,886	172,708,792
Gain (loss) per share attributable to owners of the parent – diluted	0.01	0.00	0.00
Weighted average shares outstanding – diluted	237,428,458	214,046,728	172,708,792
Net income (loss) for the period attributable to:
Non-controlling interest	606,848	29,607	(129,279)
Shareholders	(11,303,642)	642,820	(533,041)
Net income (loss)	(10,696,794)	672,427	(662,320)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	606,848	29,607	(129,279)
Shareholders	(11,321,503)	648,926	(537,603)
Total comprehensive income (loss)	(10,714,655)	678,533	(666,882)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Number of subordinate voting shares	Number of multiple voting shares	Total shares	Shares capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	#	#	#	#	$	$	$	$	$	$
Balance – December 31, 2023	182,005,886	-	-	182,005,886	24,593,422	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345
Conversion of options to common shares (Note 12.1)	1,933,750	1,752,558	-	3,686,308	633,912	(273,954)	-	-	-	359,958
Partial settlement of July Convertible Debentures for common shares (Note 12.3)	5,388,062	-	-	5,388,062	3,512,952	-	-	-	-	3,512,952
Full settlement of December Convertible Debentures for common and subordinate voting shares (Note 12.2)	336,775	2,076,750	-	2,413,525	1,392,072	-	-	12,046	-	1,404,118
Full settlement of August Convertible Debentures for common shares (Note 12.4)	5,682,083	-	-	5,682,083	3,836,588	-	-	-	-	3,836,588
Conversion of warrants to common shares relating to December 2022 Convertible Debentures (Note 12.5)	6,716,499	-	-	6,716,499	1,239,446	-	-	-	-	1,239,446
Conversion of warrants to common shares relating to July 2023 Convertible Debentures (Note 12.5)	13,737,500	-	-	13,737,500	2,836,445	-	-	-	-	2,836,445
Conversion of warrants to common shares relating to August 2023 Convertible Debentures (Note 12.5)	2,816,250	-	-	2,816,250	581,569	-	-	-	-	581,569
Issuance costs on proceeds received from warrants exercises (Note 12.5)	-	-	-	-	(126,914)	-	-	-	-	(126,914)
Investment in Grown Rogue West New York	-	-	-	-	-	-	-	(18,750)	806,250	787,500
Dividend issued from Golden Harvests, LLC to minority owner	-	-	-	-	-	-	-	-	(530,000)	(530,000)
Grown Rogue Unlimited, LLC buyout of Canopy Management, LLC and Canopy Management, LLC’s acquisition of 20% of Golden Harvests, LLC (Note 23.1)	-	-	-	-	-	-	-	(1,914,952)	-	(1,914,952)
Grown Rogue Unlimited, LLC buyout of Canopy Management, LLC and acquisition of 20% of Golden Harvests, LLC (Note 23.1)	-	-	-	-	-	-	-	570,995	(570,995)	-
Roll off of non-controlling interest in GR Michigan LLC	-	-	-	-	-	-	-	(32,811)	32,811	-
Stock options and RSU vesting expense	-	-	-	-	-	1,113,198	-	193,409	-	1,306,607
Share reorganization (Note 12.6)	(218,616,805)	143,421,865	75,195	(75,119,745)	-	-	-	-	-	-
Share reorganization (Note 12.6)	-	75,194,940	(75,195)	75,119,745	-	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	-	(17,861)	-	-	(17,861)
Net loss	-	-	-	-	-	-	-	(11,303,642)	606,848	(10,696,794)
Balance – December 31, 2024	-	222,446,113	-	222,446,113	38,499,492	9,025,541	(125,930)	(32,847,334)	1,358,238	15,910,006

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453
Stock option vesting expense	-	-	-	104,359	-	-	-	104,359
Currency translation gain	-	-	-	-	6,106	-	-	6,106
Net income	-	-	-	-	-	642,820	29,607	672,427
Balance – December 31, 2023	182,005,886	24,593,422	-	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.7)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	344,593	-	-	-	344,593
Currency translation loss	-	-	-	-	(4,562)	-	-	(4,562)
Exercise of option to acquire 87% of Canopy membership units	-	-	-		-	893,483	(893,483)	-
Goodness Growth warrants swap (Note 13.2)	-	-	-	1,232,253	-	-	-	1,232,253
Settlement of convertible debentures for common shares (Notes 12.8 and 12.9)	11,173,275	2,698,789	-	-	-	-	-	2,698,789
Net loss	-	-	-	-	-	(533,041)	(129,279)	(662,320)
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statement of Cash Flow

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Operating activities
Net income (loss)	(10,696,794)	672,427	(662,320)
Adjustments for non-cash items in net income (loss):
Depreciation of property and equipment	939,727	186,415	578,641
Amortization of property and equipment included in costs of inventory sold	1,980,597	209,985	1,757,672
Unrealized fair value gain amounts on growth of biological assets	(2,816,943)	(686,867)	(3,355,797)
Realized fair value loss amounts in inventory sold	3,358,862	460,647	2,573,151
Deferred income taxes	(4,326)	224,064	(470,358)
Share-based compensation	1,306,607	104,359	344,593
Accretion expense	2,042,556	216,493	1,026,732
Loss on equity investment in associate	169,637	-	-
Gain on extinguishment on note receivable	(156,165)	-	-
(Gain) Loss on disposal of property and equipment	(50,057)	87,699	182,025
Unrealized (gain) loss on fair value of derivative liability	12,768,905	(336,981)	4,563,498
Unrealized gain on warrants asset	(3,094,414)	(400,016)	(129,113)
Currency translation gain (loss)	(17,861)	6,106	(2,210)
	5,730,331	744,331	6,406,514
Changes in non-cash working capital (Note 15)	1,394,111	(513,222)	(677,163)
Net cash provided by operating activities	7,124,442	231,109	5,729,351

Investing activities
Purchase of property and equipment and intangibles	(1,739,014)	(126,690)	(1,456,782)
Acquisition of Canopy Management and Golden Harvests	(801,436)	-	-
Dividend issued from Golden Harvests, LLC to minority owner	(530,000)	-	-
Cash advances and loans made to other parties	(7,898,136)	(1,018,596)	(1,430,526)
Repayment of notes receivable principal and interest	484,160
Equity investment in ABCO Garden State LLC	(1,980,000)	-	-
Repayment of bridge note	266,417	-	-
Net cash used in investing activities	(12,198,009)	(1,145,286)	(2,887,308)

Financing activities
Proceeds from convertible debentures	-	-	8,000,000
Proceeds from exercise of warrants	4,657,460	-	-
Proceeds from exercise of stock options	359,958	-	-
Proceeds from sales of membership units	787,500	-	-
Payment of debt and equity issuance costs	(126,914)	-	-
Repayment of long-term debt	(1,230,093)	(568,166)	(1,631,830)
Repayment of convertible debentures	(521,953)	(126,978)	(261,006)
Payments of lease principal	(974,749)	(444,347)	(1,673,344)
Net cash provided by (used in) financing activities	2,951,209	(1,139,491)	4,433,820

Change in cash and cash equivalents	(2,122,358)	(2,053,668)	7,275,863
Cash and cash equivalents, beginning	6,804,579	8,858,247	1,582,384
Cash and cash equivalents, ending	4,682,221	6,804,579	8,858,247

Supplemental cash flow disclosures (Note 16)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information

1.1	Corporate Information

These consolidated financial statements for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Entity	Defined Term	Location	Purpose	Percentage Held
Grown Rogue International Inc.	The “Company”	Ontario	Canadian Parent Company	NA
Grown Rogue Unlimited, LLC	“GR Unlimited”	Oregon	U.S. Holding Company	100%
Grown Rogue Gardens, LLC	“GR Gardens”	Oregon	Operating Entity (Cultivation)	100%
GRU Properties, LLC	“GRU Properties”	Oregon	Property Management	100%
GRIP, LLC	“GRIP”	Oregon	Marketing/Branding	100%
Grown Rogue Distribution, LLC	“GR Distribution”	Oregon	Operating Entity (Distribution)	100%
Rogue EBC, LLC	“Rogue EBC”	Illinois	Operating Entity (Cultivation)	70%
Cannequality, LLC	“Cannequality”	Illinois	Licensing Company	70%*
Canopy Management, LLC	“Canopy”	Michigan	Holding Company	100%
Golden Harvests LLC	“Golden Harvests”	Michigan	Operating Entity (Cultivation)	80%
Grown Rogue Retail Ventures, LLC	“GR Retail”	Delaware	Holding Company	100%
Grown Rogue West New York, LLC	“West NY”	New Jersey	Holding Company (Retail)	44%**

*	The Company consolidated 70% of Rogue EBC’s business activity under International Financial Reporting Standards (“IFRS”) 11 – Joint Arrangements. Cannequality is wholly owned by Rogue EBC, in which Cannequality is the legal entity that holds the acquired cannabis license for Rogue EBC’s joint arrangement operations. When regulatory milestones are achieved, the Company plans to dissolve Cannequality.
**	The Company, through its subsidiary GR Retail invested $806,250 in the equity of West NY. West NY is a lender to a retail business in New Jersey.

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	Significant Accounting Policies, judgments, estimates and assumptions

2.1	ACCOUNTING POLICIES

2.1.1	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

The Board of Directors authorized the issuance of these consolidated financial statements on March 31, 2025.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set forth below.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.1.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.1.3	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.1.4	Change in Fiscal Year End

In January 2024, the Company’s board of directors approved a change in the Company’s fiscal year end from October 31 to December 31. As such, the amounts provided in these consolidated financial statements are not directly comparable, since the comparative periods in one case cover a two-month period and in the other case cover differing months within the year.

2.1.5	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.1.6	Revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods or provision of contracted services. Control of goods is transferred when title and physical possession of the contracted goods have been transferred to the customer, which is determined by the shipping terms and certain additional considerations. The Company does not have performance obligations subsequent to the transfer of title and physical possession of the contracted goods.

2.1.6.1.	Revenue From Sales of Goods

Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product.

2.1.6.2.	Service Revenue

Revenues from services are recognized when services have been provided, the income is determinable, and collectability is reasonably assured. The Company’s contract terms do not include a provision for significant post-service delivery obligations.

On May 24, 2023, GR Unlimited entered into a consulting agreement with Vireo Growth Inc. (formerly Goodness Growth Inc.) Under the consulting agreement, GR Unlimited supported Vireo Growth Inc. (“Vireo Growth”) in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, including Maryland and Minnesota. The Vireo Growth consulting agreement and amendments provided for service revenue earned to be calculated beginning January 2023. Also see Note 13.2 for further discussion on the terms and termination of the Vireo Growth consulting agreement.

On July 1, 2024, GR Unlimited entered into three consulting agreements with ABCO Garden State LLC (“ABCO”). Under the consulting agreements with ABCO, GR Unlimited shall provide ABCO consulting services for operational, compliance and accounting support in ABCO’s New Jersey cultivation operations, which commenced sales in December 2024. The ABCO consulting agreements provide for service revenue earned to be calculated beginning July 2024. Also see Note 6.2 for further discussion on the Company’s equity method investment in ABCO.

2.1.7	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the harvest and transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the consolidated statements of comprehensive income (loss) at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the consolidated statements of comprehensive income (loss).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.1.8	Cost of Finished Cannabis Inventory Sold

Cost of finished cannabis inventory sold includes the value of inventory sold, excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

2.1.9	Biological Assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation and amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statements of comprehensive income (loss) as ‘Unrealized fair value gain on growth of biological assets’. After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

2.1.10	Income (Loss) per Share

Basic income (loss) per share is calculated by dividing the income (loss) attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported income (loss) attributable to owners of the Company. Diluted income (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

2.1.11	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

2.1.12	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are members of key management, subject to common control, or can exert significant influence over the Company. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.1.13	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to recognize the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

The Company capitalizes costs incurred to construct assets; when such assets are not available for use as intended by management, amortization expense is not recorded until constructed assets are placed into service.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7-10	years on a straight-line basis

Computer and office equipment	3-5	years on a straight-line basis

Production equipment and other	5-10	years on a straight-line basis

Leasehold improvements	1-40	years on a straight-line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

Right-of-use leased assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. Depreciation is recognized from the commencement date of the lease.

2.1.14	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

2.1.15	Share-based Compensation

2.1.15.1.1.	Share-based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share-based payments is recognized together with a corresponding increase in equity over a period that services are provided, or goods are received.

2.1.15.1.2.	Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (i.e., the vesting date). The cumulative cost is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

2.1.16	Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

2.1.17	Income Taxes

Tax expense includes current and deferred tax. This expense is recognized in profit or loss, except for income tax related to the components of other comprehensive income (loss) or equity, in which case the tax expense is recognized in other comprehensive income (loss) or equity respectively.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

Current tax assets and liabilities are obligations or claims for the current and prior periods to be recovered from (or paid to) taxation authorities that are still outstanding at the end of the reporting period. Current tax is computed on the basis of tax profit which differs from net profit. Income taxes are calculated using tax rates and laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized based on temporary differences between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred tax assets and liabilities is included in profit or loss. Deferred tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws that are expected to apply to taxable profit for the periods in which the assets and liabilities will be recovered or settled. Deferred tax assets are recognized when it is likely they will be realized. Deferred tax assets and liabilities are not discounted.

The Company recognizes a deferred tax asset or liability for all deductible temporary differences arising from equity securities of subsidiaries, unless it is probable that the temporary difference will not reverse in the foreseeable future and the Company is able to control the timing of the reversal.

The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs.

2.1.18	Financial Instruments

2.1.18.1.	Financial Assets

Initial Recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Classification and Measurement

Under IFRS 9 Financial Instruments, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the Solely Payments of Principal and Interest (“SPPI”) test are measured at amortized cost. Interest income or expense is recognized as other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

-	Fair Value through Other Comprehensive Income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other Comprehensive Income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

2.1.18.2.	Financial Liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

-	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash and cash equivalents	Amortized cost
Notes receivables	Amortized cost
Marketable securities	FVTPL
Warrants Asset	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Business acquisition payable	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

Impairment

IFRS 9 – Financial Instruments, introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

2.1.19	Business Combinations and Investments

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed within the consolidated statements of comprehensive income (loss).

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to changed. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Investments that are held and measured under the equity method are adjusted to account for the allocable portion of the investee’s profits and losses.

Management exercises judgment in determining the entities that it controls for consolidation and associated non-controlling interests. For financial reporting purposes, an entity is considered controlled when the Company has power over an entity and its ability to affect its economic return from the entity. The Company has power over an entity when it has existing rights that give it the ability to direct the relevant activities which can significantly affect the investee’s returns. Such power can result from contractual arrangements. However, certain contractual arrangements contain rights that are designed to protect the Company’s interest, without direct equity ownership in the entity, in which case non-controlling interests are recognized.

2.1.20	Intangible Assets and Goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the Cost Generating Unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Goodwill and intangible assets with an indefinite-lived or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit.

Goodwill and indefinite-lived intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite-lived intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. cannabis and hemp-derived market CGU. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGUs’ assets are determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill, and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

2.1.21	Adoption of New Accounting Pronouncements

Amendments to International Accounting Standards (“IAS”) 1 – Presentation of Financial Statements

The amendment to IAS 1 – Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated December 31, 2024.

2.1.22	New Accounting Pronouncements

IFRS 18 – Presentation and Disclosures

IFRS 18 – Presentation and Disclosures in Financial Statements will replace IAS 1 – Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

2.2	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

2.2.1	Key Judgments

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.2.1.1.	Leases

Determining the lease term of contracts with renewal and termination options – Group as lessee

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has several lease contracts that include extension and termination options. The Company applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

Refer to Note 7 for information on potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term.

2.2.1.2.	Consolidation of Entities in Which the Company Holds Less Than a Majority of Voting Rights (De Facto Control)

The Company considers that it controls Grown Rogue West New York even though it owns less than 50% of the voting rights. Control is applicable due the fact the GRIN CEO Obie Strickler has been appointed as manager of GRWNY and provisions in the operating agreement of GRWNY state that members have no power to participate in management of GRWNY except as expressly authorized and a 75% supermajority of the members is required to replace the manager, which cannot be achieved without GRRV.

2.2.1.3.	Taxes

The Company is subject to assessments by tax authorities, who may interpret tax legislation differently than the Company. When there is uncertainty over income tax positions, the Company assesses whether it is probable that the relevant tax authority will accept the uncertain tax position. This assessment affects the amount of income tax expense recognized by the Company. If the Company concludes that it is not probable that a tax authority will accept the uncertain tax position, the effect of the uncertain tax position is reflected in the determination of the Company’s income tax expense or recovery based on the most likely amount or, if there are a wide range of possible outcomes, the expected value. Any interest and penalties related to unrecognized tax liabilities are presented within provision for income taxes within the consolidated statements of operations.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.2.2	Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

2.2.2.1.	Fair Value of Biological Assets

Biological assets, consisting of unharvested cannabis plants, are dependent upon estimates of future economic benefits resulting from past events to determine the fair value through an exercise of significant judgement by the Company. In estimating the fair value of its biological assets, the Company uses market observable data to the extent it is available. Biological assets are measured at fair value less costs to sell up to the point of harvest. With respect to biological assets, where there is no active market for unharvested produce, determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to estimating the stage of growth of the cannabis plant, selling and other fulfillment costs, average selling prices and expected yields for the plants.

Fair value less cost to sell is determined using a model which estimates the expected harvest yield for plants currently being cultivated and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

2.2.2.2.	Fair value of Derivative Liabilities

The Company values its warrants through the Black-Scholes pricing model. The inputs used are taken from observable markets such as its market price from the stock exchange. It also relies on an exchange rate from a third-party website. The Company also inputs the market price volatility which is determined by the changes in market price over its remaining life from the date of valuation. However, a level of judgment is made where the volatility is capped at the lower of 99% or expected volatility. The Company’s management believes that a higher volatility was previously driven by ill liquidity and a spectrum of distress that no longer apply to the Company.

2.2.2.3.	Fair Value of Warrant Assets

The Company values its warrants through the Black-Scholes pricing model. The inputs used are taken from observable markets such as its market price from the stock exchange. It also relies on an exchange rate from a third-party website. The Company also inputs the market price volatility which is determined by the changes in market price over its remaining life from the date of valuation.

2.2.2.4.	Useful Life of Property and Equipment

The Company reviews the expected useful lives of property, plant and equipment at least annually. In particular, it considers the impact of health, safety and environmental legislations, changes in cultivation methods, and technology advancements in its assessment of expected useful lives and estimated residual values.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

2.2.2.5.	Leases – Estimating the Incremental Borrowing Rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses an estimated range of rates between 9% to 11% consistently over all entities. Management’s discretion was that the business plans were stable and expected to continue.

3.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at Fair Value Less Costs to Sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, are as follows:

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Beginning balance	1,723,342	1,566,822	1,199,519
Increase in biological assets due to capitalized costs	7,315,025	1,057,764	6,792,298
Change in FVLCTS due to biological transformation	2,816,948	686,867	3,355,797
Transferred to inventory upon harvest	(10,300,693)	(1,588,111)	(9,780,792)
Ending balance	1,554,622	1,723,342	1,566,822

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

				Impact of 20% change
	December 31, 2024	December 31, 2023	October 31, 2023	December 31, 2024	December 31, 2023	October 31, 2023
Estimated selling price per (pound)	$797	$938	$945	$298,399	$335,193	340,390
Estimated stage of growth	52%	55%	51%	$252,151	$285,243	280,663
Estimated flower yield per harvest (pound)	3,332	2,972	3,283	$252,151	$285,243	280,663

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

4.	Inventory

The Company’s inventory composition is as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Raw materials	340,917	503,216	501,433
Work in process	3,276,301	3,979,335	3,677,502
Finished goods	1,152,558	538,739	315,322
Ending balance	4,769,776	5,021,290	4,494,257

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the year ended December 31, 2024, was $12,827,041 (For the two months ended December 31, 2023 - $1,404,323; for the year ended October 31, 2023 - $11,155,676).

5.	Business Combinations

The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value (Note 5.2)	370,537
Payments (Note 5.2)	(8,000)
Application of prepayments (Note 5.2)	(4,000)
Accretion (Note 5.2)	1,463
Balance – December 31, and October 31, 2023	360,000
Buyout of Canopy minority interest (Note 5.1)	780,000
Acquisition of an additional 20% membership units in Golden Harvest (Note 5.2)	1,134,952
Canopy buyout payments (Note 5.1)	(271,438)
Golden Harvests 20% acquisition payments (Note 5.2)	(530,000)
Accretion	756,906
Balance – December 31, 2024	2,230,421
Current portion	536,881
Non-current portion	1,693,540

5.1	Canopy Buyout

On April 24, 2024, the Company acquired the 13% non-controlling interest in Canopy, after which the Company owned a 100% interest in Canopy, for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $620,478.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

5.2	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 subordinate voting shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $360,000. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued.

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024.

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 (the Initial Purchase Price or “IPP”) plus true-up amounts (the Additional Purchase Price or “APP”). The IPP is to be paid for in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. IPP remaining to be paid at the date of these consolidated financial statements included cash payments of $2,000,000. The IPP was recorded at its fair value at the date of inception of $1,134,952.

The APP is calculated on a distribution equivalent basis whereby the seller receives a true-up payment pro-rata based on the proportion of remaining IPP balance at the time of the distribution payment made to the Company. If distribution equivalent amounts in any quarter are in excess of the minimum interest amounts, then no minimum interest amount is due. The distribution equivalent is reduced pro-rata in accordance with amounts paid down against sellers IPP.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

6.	Other Investments, Purchase Deposits and Notes Receivable

6.1	Investment in Assets Sold by High Street Capital Partners, LLC (“HSCP”)

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 as a Secured Promissory Note, which was fully paid during the two months ended December 31, 2023.

6.2	Investment in ABCO Garden State, LLC

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the New Jersey Cannabis Regulatory Commission (“CRC”). As of May 31, 2024, the Company executed the first option to acquire a 44% membership interest in ABCO. ABCO received licensing approval from the CRC and has an annual NJ cultivation license with local zoning, planning approvals and sufficient power supply. The Company purchased the first option to acquire 44% of ABCO for total consideration of $1,257,142, which has been paid via conversion of previously advanced amounts. The Company may exercise the second option to purchase an additional 26% membership interest in ABCO, pending regulatory approval, two years after operations commence. The purchase price for the second option is $722,858. The first and second options to purchase ABCO are classified as Other Investments pursuant to the equity method to account for the allocable portion of the investee’s profits and losses.

$
Other Investments:
Balance - December 31, and October 31, 2023	-
Additions due to purchase of first option to acquire 44% of ABCO	1,257,142
Purchase price for the second option to acquire an additional 26% of ABCO	722,858
Equity method adjustments	(169,638)
Balance - December 31, 2024	1,810,363

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

6.3	Notes Receivable

Transactions related to the Company’s notes receivable for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, include the following:

Movement in notes receivable	6.3.1	6.3.2	6.3.3	6.3.4	6.3.5	6.3.6	6.3.7	Total $
Balance – October 31, 2023	1,178,859	-	-		251,667	-		1,430,526
Advances	982,757	-	-		-	-		982,757
Accrued interest	30,755	-	-		5,083	-		30,755
Balance – December 31, 2023	2,192,371	-	-	-	256,750	-	-	2,449,121
Advances	1,663,646	400,000	3,000,000	1,050,000	-	1,150,000	287,500	7,551,146
Accrued interest	591,124	41,508	110,980	25,958	9,667	95,639	4,872	879,747
Repayments	(484,161)	-	-	-	(266,417)	-	-	(750,577)
Gain on extinguishment	156,165	-	-	-	-	-	-	156,165
Extinguishment	(3,870,887)	-	-	-	-	-	-	(3,870,887)
Assignment	3,388,889	-	-	-	-	-	-	3,338,889
Balance – December 31, 2024	3,637,147	441,508	3,110,980	1,075,958	-	1,245,639	292,372	9,803,604
Current portion	3,637,147	441,508	3,110,980	-	-	-	-	7,189,635
Non-current portion	-	-	-	1,075,958	-	1,245,639	292,372	2,613,969

6.3.1	ABCO $4M Drawdown Promissory Note (New Jersey Cultivation)

On October 3, 2023, GR Unlimited executed a promissory note with ABCO’s affiliate, Iron Flag LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and completed in the third quarter of 2024.

Pursuant to this promissory note, GR Unlimited was required to make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrued at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. As of the consolidated statements of financial position dated December 31, 2024, the Company has advanced the full $4M agreed to under this promissory note.

On August 24, 2024, the Company entered into an agreement to assign this promissory note from Iron Flag, LLC to GR Unlimited such that the original note was extinguished resulting in a gain on extinguishment of $156,165. Under the terms of the new note, interest on the outstanding principal borrowed shall accrue at a rate of 13.5% per annum to be paid currently as a monthly payment. An additional 5% interest shall accrue on the outstanding balance of all prior advances and deferred amounts until all of the advances have been fully paid. This debt modification was accounted for as an extinguishment under IFRS 9 – Financial Instruments, whereas the original instrument was derecognized and a new debt instrument recognized in its place.

As at December 31, 2024, the outstanding balance of the new debt instrument was $3,055,175 December 31, 2023 - $2,152,858; October 31, 2023 - $1,170,101) and the accrued interest was $581,972 (December 31, 2023 - $39,513; October 31, 2023 - $8,758).

As of December 31, 2024, ABCO was in default of paying the principal and interest payments on this promissory note resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

6.3.2	ABCO Bridge Note (New Jersey Cultivation)

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

As at December 31, 2024, the outstanding balance of the promissory note was $400,000 (December 31 and October 31, 2023 - nil), and the accrued interest was $41,508 (December 31 and October 31, 2023 – nil).

6.3.3	ABCO Drawdown Promissory Note (New Jersey Cultivation)

On June 24, 2024, GR Unlimited executed a promissory note and advanced $500,000 to ABCO. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

As at December 31, 2024, the outstanding balance of the promissory note was $3,000,000 (December 31 and October 31, 2023 – nil), and the accrued interest was $110,980 (December 31 and October 31, 2023 – nil).

6.3.4	ABCO Convertible Note (New Jersey Cultivation)

On October 17, 2024, GR Unlimited executed a convertible promissory note with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

As at December 31, 2024, the outstanding balance of the convertible promissory note was $1,050,000 (December 31 and October 31, 2023 – nil), and the accrued interest was $25,958 (December 31 and October 31, 2023 – nil).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

6.3.5	New Jersey Retail Promissory Note (New Jersey Retail)

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

As at December 31, 2024, the outstanding balance of the promissory note was $nil (December 31, 2023 - $250,000; October 31, 2023 - $250,000) and accrued interest was $nil (December 31, 2023 - $5,083; October 31, 2023 - $1,66) as the total balance was fully paid.

6.3.6	First Nile Convertible Note (New Jersey Retail)

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%. The Company received equity investments of $600,000 into Retail Ventures from various parties including $500k from related parties to fund this investment.

As at December 31, 2024, the outstanding balance of the convertible promissory note was $1,150,000 (December 31 and October 31, 2023 - nil), and the accrued interest was $95,639 (December 31 and October 31, 2023 - nil).

6.3.7	Second Nile Convertible Note (New Jersey Retail)

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a convertible note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

As at December 31, 2024, the outstanding balance of the promissory note was $287,500 (December 31 and October 31, 2023 – nil), and the accrued interest was $4,872 (December 31 and October 31, 2023 – nil).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

7.	Leases

The following is a continuity schedule of lease liabilities.

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Balance - beginning	2,898,058	2,918,683	2,301,129
Additions,	3,495,249	528,980	2,583,661
Disposals	(206,615)	(105,258)	(292,763)
Interest expense on lease liabilities	312,684	58,361	272,521
Payments	(1,287,433)	(502,708)	(1,945,865)
Balance - ending	5,211,943	2,898,058	2,918,683
Current portion	736,453	925,976	824,271
Non-current portion	4,475,490	1,972,082	2,094,412

Set out below are undiscounted minimum future lease payments after December 31, 2024.

Total future minimum lease payments
($)
Less than one year	1,193,947
Between one and five years	6,114,002
Total minimum lease payments	7,307,949
Less amount representing interest	(2,096,006)
Present value of minimum lease payments	5,211,943

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

8.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Land	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$	$
COST
Balance – October 31, 2022	16,283	543,032	-	7,982,520	4,279,409	12,821,244
Additions	-	434,736	-	990,469	2,583,661	4,008,866
Disposals	-	(3,339)	-	(3,862)	(599,707)	(606,908)
Balance – October 31, 2023	16,283	974,429	-	8,969,127	6,263,363	16,223,202
Additions	-	14,109	-	226,921	528,980	770,010
Disposals	-	(70,198)	-	(131,646)	(185,826)	(387,670)
Balance – December 31, 2023	16,283	918,340	-	9,064,402	6,606,517	16,605,542
Additions	-	51,800	1,533,793	991,237	3,495,249	6,072,079
Disposals	-	-	-	(22,474)	(689,237)	(711,711)
Balance – December 31, 2024	16,283	970,140	1,533,793	10,033,165	9,412,529	21,965,910
ACCUMULATED AMORTIZATION
Balance – October 31, 2022	16,283	309,405		2,717,541	2,043,114	5,086,343
Amortization for the period	-	94,518	-	1,108,228	1,312,968	2,515,714
Disposals	-	(2,584)	-	(802)	(128,735)	(132,121)
Balance – October 31, 2023	16,283	401,339	-	3,824,967	3,227,347	7,469,936
Amortization for the period	-	26,866	-	197,164	285,392	509,422
Disposals	-	(54,726)	-	(47,038)	(92,949)	(194,713)
Balance – December 31, 2023	16,283	373,479	-	3,975,093	3,419,790	7,784,645
Amortization for the period	-	132,498	-	1,237,385	1,479,290	2,849,173
Disposals	-	-	-	(10,729)	(527,399)	(538,128)
Balance – December 31, 2024	16,283	505,977	-	5,201,749	4,371,681	10,095,690
NET BOOK VALUE
Balance – October 31, 2023	-	573,090	-	5,144,160	3,036,016	8,753,266
Balance – December 31, 2023	-	544,861	-	5,089,309	3,186,727	8,820,897
Balance – December 31, 2024	-	464,163	1,533,793	4,831,416	5,040,848	11,870,220

For the year ended December 31, 2024, amortization capitalized into inventory was $1,909,446 (For the two months ended December 31, 2023 - $323,007; for the year ended October 31, 2023 - $1,937,073) and expensed amortization was $939,727 (For the two months ended December 31, 2023 - $186,415; for the year ended October 31, 2023 - $578,641).

9.	Intangible Assets and Goodwill

Indefinite-lived intangible assets and goodwill	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Balance – beginning	725,668	725,668	725,668
Additions – grower licenses	532,000	-	-
Balance – ending	1,257,668	725,668	725,668

Additions during the year ended December 31, 2024, resulted from the company acquiring Illinois cultivation licenses in the amount of $532,000 for Rogue EBC’s joint arrangement.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

10.	Long-Term Debt

Transactions related to the Company’s long-term debt for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, include the following:

Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	Total
	$	$	$	$	$	$	$
Balance – October 31, 2022	1,250,000	303,110	327,010	167,091	561,611	-	2,608,822
Interest accretion	-	96,985	83,752	43,006	187,782	-	411,525
Debt and interest payments	(900,000)	(25,000)	(25,000)	(12,500)	(669,330)	-	(1,631,830)
Balance – October 31, 2023	350,000	375,095	385,762	197,597	80,063	-	1,388,517
Interest accretion	-	18,355	15,418	3,811	4,769	-	42,353
Debt and interest payments	(350,000)	(4,167)	(4,167)	(125,000)	(84,832)	-	(568,166)
Balance – December 31, 2023	-	389,283	397,013	76,408	-	-	862,704
Additions to debt	-	-	-	-	-	1,285,000	1,285,000
Interest accretion	-	34,752	40,580	11,890	-	85,112	172,334
Debt and interest payments	-	(383,333)	(395,055)	(88,298)	-	(223,991)	(1,090,677)
Balance – December 31, 2024	-	40,702	42,538	-	-	1,146,121	1,229,360
Current portion	-	40,702	42,538	-	-	144,440	227,679
Non-current portion	-	-	-	-	-	1,001,681	1,001,681

Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	10.6	Total
	$	$	$	$	$	$	$
October 31, 2023	350,000	431,250	432,991	213,298	84,820	-	1,512,359
December 31, 2023	-	427,083	428,824	88,298	-	-	944,205
December 31, 2024	-	43,750	42,538	-	-	1,291,778	1,378,066
Current portion	-	43,750	42,538	-	-	222,273	308,561
Non-current portion	-	-	-	-	-	1,069,505	1,069,505

10.1	12.5% Note Payable Owed by GR Distribution to HSCP with Original Principal Amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022, and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the secured promissory note between GR Distribution and HSCP, were amended. As amended, the secured promissory note shall be settled by two principal amounts of $500,000 and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount accrued simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the first principal payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the first principal payment.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

On May 1, 2023, the terms of the secured promissory note were again amended. Under the second amendment, the secured promissory note was fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, was due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The balance was fully paid during the two months ended December 31, 2023.

10.2	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest payable monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company made principal and interest payments of $383,333, $4,167 and $25,000 respectively.

10.3	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest payable monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company made principal and interest payments of $395,055, $4,167 and $25,000 respectively.

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest payable monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company made principal and interest payments of $88,298, $125,000 and $12,500 respectively.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

10.5	0% Stated Rate Note Payable by Canopy with Original Principal Amount of $600,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the two months ended December 31, 2023, the balance was fully paid.

10.6	Note Payable Owed by GRU Properties, LLC with Original Principal Amount of $1,285,000

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the year ended December 31, 2024, the Company made principal and interest payments of $223,991 (for the two months ended December 31, 2023, and the year ended October 31, 2023 – nil).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

11.	Convertible Debentures

Transactions relating to the Company’s convertible debentures for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, include the following:

	Note
Movement in convertible debt	11.1	11.2	Total
Balance – October 31, 2022	$-	$-	$-
Additions to debt	2,000,000	6,000,000	8,000,000
Derivative liability recognition	(783,856)	(3,982,944)	(4,766,800)
Debt settlement through conversion of shares	(1,174,639)	-	(1,174,639)
Interest accretion	343,556	271,651	615,207
Debt payments	(137,745)	(123,261)	(261,006)
Balance – October 31, 2023	$247,316	$2,165,446	$2,412,762
Interest accretion	11,672	162,468	174,140
Debt and interest payments	(7,875)	(119,103)	(126,978)
Balance – December 31, 2023	$251,113	$2,208,811	$2,459,924
Debt settlement through conversion of shares	(277,092)	(738,986)	(1,016,078)
Interest accretion	42,844	980,489	1,023,333
Debt and interest payments	(16,865)	(505,088)	(521,953)
Balance – December 31, 2024	-	$1,945,226	$1,945,226
Current portion	-	$1,945,226	$1,945,226
Non-current portion	-	-	-

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022. (“December Convertible Debentures”). The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each purchaser’s Convertible Debenture investment (“December Warrants”). The December Warrants are exercisable for a period of three years from issuance into subordinate votings shares at an exercise price of $0.25 CAD per subordinate voting share. The Company has the right to accelerate the warrants if the closing share price of the subordinate voting shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, a total of 6,716,499 subordinate voting share purchase warrants were issued for 6,716,499 subordinate voting shares (Note 12.5).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

11.1.1	Debt Settlement Through Conversion of Shares

During the year ended December 31, 2024, the Purchasers of the December Convertible Debentures fully converted an aggregate total of convertible debenture principal of $277,092 at CAD$0.20 per share into 2,413,525 subordinate voting shares (for the two months ended December 31, 2023 – nil; for the year ended October 31, 2023 ($1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 subordinate voting shares, respectively).

The derivative liability was not remeasured at December 31, 2024, given that the December Convertible Debentures were fully settled (December 31, 2023 – $439,860; October 31, 2023 $490,195).

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured convertible debentures with an aggregate principal amount of $5,000,000 (“July Convertible Debentures”). The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into subordinate voting shares of the Company at a conversion price of CAD$0.24 per subordinate voting share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed (“July Warrants”). The July Warrants are exercisable for a period of three years from issuance into subordinate voting shares at an exercise price of CAD$0.28 per subordinate voting share. The Company has the right to accelerate the warrants if the closing share price of the subordinate voting shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 13,737,500 subordinate voting share purchase warrants were issued for 13,737,500 subordinate voting shares (Note 12.5).

11.2.1	Debt Settlement Through Conversion of Shares

During the year ended December 31, 2024, Purchasers of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $423,515 at CAD$0.28 per share into 5,388,062 subordinate voting shares.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at December 31, 2024. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at December 31, 2024, was estimated to be $12,504,175 (December 31, 2023 - $5,824,496; October 31, 2023 - $6,053,927) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.92%
Expected life	2.53 years
Expected volatility	80.45%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

11.2.2	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (“August Convertible Debentures”), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 subordinate voting purchase warrants (“August Warrants”). The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 2,816,250 purchase warrants were issued for 2,816,250 subordinate voting shares (Note 12.5).

11.2.3	Debt Settlement Through Conversion of Shares

During the year ended December 31, 2024, Purchasers of the August Convertible Debentures converted an aggregate total of convertible debenture principal of $328,000 at CAD$0.28 per share into 5,682,083 subordinate voting shares to fully settle the convertible debenture.

The derivative liability was not remeasured at December 31, 2024, given that the August Convertible Debentures were fully settled (December 31, 2023 - $1,207,163; October 31, 2023 - $1,264,378).

12.	Share Capital and Shares Issuable

The Company was previously authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

Effective June 24, 2024, the Company completed the Share Reorganization to redesignate its existing class of common shares without par value in the Company’s capital as subordinate voting shares ("SV Shares") and a create a new class of unlisted multiple voting shares ("MV Shares"). As of December 31, 2024, total subordinate shares outstanding were 222,446,113, in which all MV Shares have been converted into SV Shares.

During the year ended December 31, 2024, the following share transactions occurred:

12.1	3,686,308 Subordinate Voting Shares Issued for Option Exercise

The Company issued 3,686,308 subordinate voting shares with an aggregate fair value of $633,912 as holders opted to convert their options.

12.2	2,413,535 Subordinate Voting Shares Issued to Fully Settle the December Convertible Debentures

The Company issued 2,413,525 subordinate voting shares with an aggregate fair value of $1,392,072, as holders opted to convert their convertible debentures.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

12.3	5,388,062 Subordinate Voting Shares Issued to Partially Settle July Convertible Debentures

The Company issued 5,388,062 subordinate voting shares with an aggregate fair value of $3,512,952 to certain holders who opted to convert their convertible debentures.

12.4	5,682,083 Subordinate Voting Shares Issued to Fully Settle August Convertible Debentures

The Company issued 5,682,083 subordinate voting shares with an aggregate fair value of $3,836,588, as all holders opted to convert their convertible debentures.

12.5	23,270,249 Subordinate Voting Shares Issued for Warrant Exercise

During the year ended December 31, 2024, the Company issued 23,270,249 subordinate voting shares for total proceeds of $4,657,460 gross of issuance costs of $126,914.

The Company issued 6,716,499 subordinate voting shares for total proceeds of $1,239,446 relating to the December Convertible Debentures which had a warrant strike price of CAD$0.25 per share.

The Company issued 13,737,500 subordinate voting shares for total proceeds of $2,836,445 relating to July Convertible Debentures, which had a warrant strike price of CAD$0.28 per share.

The Company also issued 2,816,250 subordinate voting shares for total proceeds of $581,569 relating to the August Convertible Debentures which had a warrant strike price of CAD$0.28 per share.

12.6	Share Reorganization

On June 24, 2024, the Company completed the Share Reorganization as approved by the Company’s shareholders at its annual and special meeting. Pursuant to the Share Reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as SV Shares and created a new class of unlisted MV Shares. The SV Shares can be converted into MV Shares at a conversion ratio of 1,000:1, and the MV Shares carry 1,000 votes per share.

During the two months ended December 31, 2023, no share transactions occurred.

During the year ended October 31, 2023, the following share transactions occurred:

12.7	200,000 Subordinate Voting Shares Issued to Settle Shares Issuable

On January 10, 2023, the Company issued 200,000 subordinate voting shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests.

12.8	10,151,250 Subordinate Voting Shares Issued to Settle Convertible Debentures

On July 13, 2023, the Company issued 10,151,250 subordinate voting shares with an aggregate fair value of $2,428,656, as holders opted to convert their convertible debentures.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

12.9	1,022,025 Subordinate Voting Shares Issued to Settle Convertible Debentures

On August 30, 2023, the Company issued 1,022,025 subordinate voting shares with an aggregate fair value of $270,133, as holders opted to convert their convertible debentures.

13.	Warrants

The following table summarizes the warrant activities for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023:

	Number	Weighted Average Exercise Price (CAD$)
Balance – October 31, 2022	33,510,696	0.280
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.250
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.280
Issuance pursuant to the August Convertible Debentures (Note 11.2)	2,816,250	0.280
Issued pursuant to the Consulting Agreement with Vireo Growth Inc. (Note 13.2)	8,500,000	0.225
Expiration of warrants pursuant to February 2021 subscriptions	(8,200,000)	0.200
Expiration of warrants pursuant to the Offering (Special Warrant issue)	(23,162,579)	0.300
Expiration of warrants pursuant to the termination agreement to acquire operation control of certain assets in Michigan	(2,148,117)	0.440
Balance – December 31, and October 31, 2023	31,770,249	0.230
Conversion to common shares pursuant to the December Convertible Debentures	(6,716,499)	0.250
Conversion to common shares pursuant to the July Convertible Debentures	(13,737,500)	0.280
Conversion to common shares pursuant to the August Convertible Debentures	(2,816,250)	0.280
Forfeit and return of cancellation of warrants pursuant to termination of Consulting Agreement with Vireo Growth Inc. (Note 13.2)	(4,500,000)	0.230
Balance – December 31, 2024	4,000,000	0.225

As at December 31, 2024, the following warrants were issued and outstanding

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	4,000,000	3.76	October 05, 2028
0.225	4,000,000	3.76

As at December 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.250	6,716,499	1.92	December 2, 2025
0.280	13,737,500	2.53	July 13, 2026
0.280	2,816,250	2.63	August 17, 2026
0.225	8,500,000	4.77	October 05, 2028
0.290	31,770,249	3.01

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

As at October 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.250	6,716,499	2.09	December 2, 2025
0.280	13,737,500	2.70	July 13, 2026
0.280	2,816,250	2.80	August 17, 2026
0.330	8,500,000	4.93	October 05, 2028
0.290	31,770,249	3.18

13.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered the Agent to the Offering (a brokered private placement of special warrants), the Company issued to the Agent an aggregate of 1,127,758 Broker Warrants of the Company exercisable to acquire 1,127,758 Compensation Options for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the Agent Warrants.

Each Compensation Option entitled the holder thereof to purchase one Compensation Unit of the Company at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit was comprised of one common share and one Compensation Warrant. Each Compensation Warrant entitled the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The Agent Warrants expired on March 5, 2023.

13.2	Vireo Growth Consulting Agreement

The Consulting Agreement with Vireo Growth was executed as of May 24, 2023, whereby GR Unlimited will support Vireo Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

As part of this strategic agreement, Vireo Growth was obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the consulting agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 subordinate voting shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s subordinate voting shares prior to the effective date of the consulting agreement.

On October 11, 2024, the Company announced the termination of the consulting agreement with Vireo Growth. As consideration for the early termination, Vireo Growth forfeited and returned for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that are held by Vireo Growth at a CAD$0.225 strike price. Additionally, Vireo Growth was required to pay the Company a termination fee of US$800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of US$250,000. Grown Rogue also received its full consulting fee for the work performed in Q3 2024 and retained its 10,000,000 warrants in Vireo Growth Inc. On October 18, 2024, the Company received the termination fee of $800,000 in cash in accordance with the Consulting Agreement.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The Company first measured and recognized the fair value ($1,232,253) of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Vireo Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value ($1,232,253) of the warrants issued and received was recorded to equity and Warrants Asset, respectively.

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at December 31, 2024, was estimated to be $4,855,795 December 31, 2023 - $1,761,382; October 31, 2023 - $1,361,366) using the following assumptions:

Expected (strike) price	0.317
Risk-free interest rate	2.92%
Expected life	3.76 years
Expected volatility	119%

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

14.	Stock Options and Restricted Stock Units (“RSU”)

14.1	Stock Options

The following table summarizes the stock option movements for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023:

	Number	Exercise price (CAD$)
Balance – October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance – October 31, 2023	11,205,000	0.17
Granted to employees	100,000	0.39
Granted to service providers	500,000	0.39
Expiration of options to employees	(5,000)	0.15
Balance – December 31, 2023	11,800,000	0.18
Granted to employees	4,945,000	0.84
Granted to employees	500,000	0.93
Granted to service providers	1,910,000	0.84
Options exercised into subordinate voting shares	(3,765,000)	0.15
Expiration of options employees	(25,000)	0.15
Balance – December 31, 2024	15,365,000	0.51

14.1.1	Stock Options Granted

During the year ended December 31, 2024, 7,355,000 options were granted to employees and service providers (for the two months ended December 31, 2023 – 600,000; for the year ended October 31, 2023 – 6,800,000).

The fair value of the options granted during the year ended December 31, 2024, was approximately $2,511,355 (CAD$3,609,144), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.78%
Expected life	3.02 years
Expected volatility	86%

The vesting terms of options granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
50,000	100% of the options vest on August 31, 2025
7,305,000	1/3 of the Options vest on each of December 31, 2024, 2025 and 2026
7,355,000

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of options granted during the two months ended December 31, 2023, are set out in the table below:

Number granted	Vesting terms
100,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
500,000	Monthly over a year
600,000

The vesting terms of options granted during the year ended October 31, 2023, are set out in the table below:

Number granted	Vesting terms
200,000	1/3 on each anniversary of grant date
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,800,000

14.1.2	Stock Options Issued and Outstanding

As at December 31, 2024, the following stock options were issued and outstanding

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.30	1,000,000	1,000,000	0.33	April 2025
0.16	1,150,000	1,150,000	0.40	May 2025
0.15	85,000	85,000	0.85	November 2025
0.15	300,000	300,000	1.30	April 2026
0.15	4,475,000	4,475,000	2.03	January 2027
0.84	5,380,000	1,776,656	2.67	August 2027
0.30	400,000	116,666	2.70	September 2027
0.39	600,000	550,000	2.88	November 2027
0.84	75,000	24,999	3.67	August 2028
0.93	500,000	-	4.00	December 2028
0.84	1,400,000	466,666	4.67	August 2029
0.51	15,365,000	9,944,987	2.36

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

As at December 31, 2023, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,840,000	1,777,500	0.5	July 2024
0.15	200,000	200,000	0.9	November 2024
0.30	1,000,000	850,000	1.3	April 2025
0.16	1,150,000	1,150,000	1.4	May 2025
0.15	85,000	85,000	1.8	November 2025
0.15	300,000	150,000	2.3	April 2026
0.15	6,225,000	400,000	3.0	January 2027
0.30	400,000	-	3.7	September 2027
0.39	600,000	41,666	3.9	November 2027
0.18	11,800,000	4,654,166	2.3

As at October 31, 2023, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,845,000	1,782,500	0.7	July 2024
0.15	200,000	200,000	1.1	November 2024
0.30	1,000,000	850,000	1.5	April 2025
0.16	1,150,000	1,150,000	1.6	May 2025
0.15	85,000	85,000	2.0	November 2025
0.15	300,000	150,000	2.5	April 2026
0.15	6,225,000	400,000	3.2	January 2027
0.30	400,000	-	3.9	September 2027
0.17	11,205,000	4,617,500	2.4

14.2	Restricted Stock Units

The following table summarizes the restricted stock units movements for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023:

	Number	Exercise price (CAD$)
Balance – December 31, and October 31, 2023	-	-
Granted to service providers	454,200	0.83
Granted to employees	271,500	0.91
Balance – December 31, 2024	725,700	0.86

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

14.2.1	Restricted Stock Units Granted

During the year ended December 31, 2024, 1,960,075 restricted stock units were approved. Of these, 725,700 restricted stock units were granted during the year ended December 31, 2024. Subsequent to the date of the balance sheet, the remaining 1,234,375 restricted stock units were granted (for the two months ended December 31, 2023 – nil; for the year ended October 31, 2023 - nil).

The fair value of the restricted stock units granted during the year ended December 31, 2024, was approximately $445,971 (CAD$624,051).

The vesting terms of the restricted stock units granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
291,700	100% of the RSUs vest on January 1, 2025
60,000	100% of the RSUs vest on December 31, 2025
374,000	100% of the RSUs vest on January 1, 2026
725,700

There were no restricted stock units issued during the two months ended December 31, 2023, and the year ended October 31, 2023.

14.3	Restricted Stock Units Issued and Outstanding

Exercise price (CAD$)	Restricted Stock Units outstanding	Remaining Contractual Life (years)	Vesting End Date
0.83	80,200	0.00	January 01, 2025
0.83	374,000	1.00	January 01, 2026
0.91	211,500	0.00	January 01, 2025
0.91	60,000	1.00	December 31, 2025
0.86	725,700	0.60

There were no restricted stock units outstanding during the two months ended December 31, 2023, and the year ended October 31, 2023.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

15.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, are as follows:

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Accounts receivable	46,078	466,434	(465,465)
Inventory and biological assets	(192,837)	(344,311)	(767,636)
Prepaid expenses and other assets	(443,673)	(27,549)	(40,513)
Accounts payable and accrued liabilities	680,871	(1,115,128)	569,451
Income tax payable	1,033,789	507,332	55,024
Uncertain tax position liability	269,883	-	-
Unearned revenue	-	-	(28,024)
Total	1,394,111	(513,222)	(677,163)

16.	Supplemental Cash Flow Disclosure

Non-cash Transactions	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Fair value of common shares issued to settle convertible debentures	8,753,658	-	2,698,789
Right-of-use assets acquired through leases (Note 7)	3,495,249	528,980	2,583,660
Note payable to PMW LLC to acquire assets (Note 10.7)	139,409	-	-
Note payable to Lender Capital, LLC to acquire Ross Lane Property (Note 10.6)	1,285,000	-	-
Note payable to HSCP used to acquire assets (Note 10.5)	-	-	350,000

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

17.	Related Party Transactions

During the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, the Company incurred the following related party transactions.

17.1	Transactions with Chief Executive Officer (“CEO”)

Through its wholly owned subsidiary, GRU Properties, the Company leases an outdoor grow property located in Trail, Oregon (“Trail”), owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 (for the two months ended December 31, 2023 – $12,000; for the year ended October 31, 2023 - $72,000) were incurred for the year ended December 31, 2024. The lease liability for Trail at December 31, 2024, was $68,074 (December 31, 2023 - $129,401; October 31, 2023 - $139,014).

During the year ended October 31, 2021, the Company leased an outdoor post-harvest facility located in Medford, Oregon (“Lars”), a facility which is beneficially owned by the CEO, with a term through June 30, 2026. Lease charges for Lars of $196,691 (for the two months ended December 31, 2023 - $31,827; for the year ended October 31, 2023 - $190,035) were incurred for the year ended December 31, 2024. The lease liability for Lars at December 31, 2024, was $284,728 (December 31, 2023 - $445,708; October 31, 2023 - $470,134).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $Nil at December 31, 2024 and 2023 (October 31, 2023 - $Nil). Lease payments of $nil were made against the equipment leases during the year ended December 31, 2024, and the two months ended December 31, 2023 (October 31, 2023 - $9,971).

Leases liabilities payable to the CEO were $352,802 in aggregate at December 31, 2024 (December 31, 2023 - $575,109; October 31, 2023 - $609,148), which are included in the lease liabilities balance of the Company as per Note 7.

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 subordinate voting shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. (Also see Note 23.1).

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. This balance is included in business acquisition payable (also see Note 5.1).

17.2	Transactions with Spouse of CEO

During the year ended December 31, 2024, the Company incurred expenses of $109,998 (for the two months ended December 31, 2023 - $24,039; for the year ended October 31, 2023 - $98,846) for salary paid to the spouse of the CEO. At December 31, 2024, accounts and accrued liabilities payable to this individual were $3,846 (December 31, 2023 - $3,846; October 31, 2023 - $2,692).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

During the year ended December 31, 2024, the spouse of the CEO exercised 500,000 stock options into subordinate voting shares. During the year ended December 31, 2024, the Company also issued 300,000 stock options. Subsequent to the date of balance sheet, the Company issued 15,000 restricted stock units. During the year ended October 31, 2023, the spouse of the CEO was granted 500,000 stock options. During the year ended December 31, 2024, stock options and restricted stock units expense for the spouse of the CEO was $46,847 (for the two months ended December 31, 2023 - $5,144; for the year ended October 31, 2023 - $25,008).

17.3	Transactions with Michigan General Manager (‘GM”)

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan (“Morton”), with a lease term through December 2029. Lease charges of $216,000 (for the two months ended December 31, 2023 - $32,000; for the year ended October 31, 2023 - $180,000) were incurred during the year ended December 31, 2024. The lease liability of Morton at December 31, 2024, was $1,199,697 (December 31, 2023 - $350,668; October 31, 2023 - $377,043). This lease balance is included in the lease liabilities balance of the Company as per Note 7.

Through its subsidiary, Golden Harvests, the Company also leased Morton annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $250,000 (for the two months ended December 31, 2023 - $330,000; for the year ended October 31, 2023 - $740,000) were incurred during the year ended December 31, 2024. The lease liability of Morton Annex at December 31, 2024, was $nil (December 31, 2023 - $239,871; October 31, 2023 - $29,774). This lease balance is included in the lease liabilities balance of the Company as per Note 7.

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate consideration of $1,644,695, which is included in the business acquisition payable balance of the Company as per Note 5, comprised of deferred cash payments of $2,000,000 plus true-up amounts. Distributions of $530,000 were paid to the GM during the year ended December 31, 2024 and true-up amounts of $530,000 were paid to the GM.

17.4	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO; the Chief Financial Officer (“CFO”), the Chief Operating Officer (“COO”), GM and Senior Vice President (“SVP”) of the Company. The compensation to key management is presented in the following table:

	Year ended	Two months ended	Year ended
	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Salaries and consulting fees	1,199,069	240,105	880,195
Royalty fees paid to GM	263,000	-	-
Stock options and restricted stock units expense	373,683	32,894	161,422
Total	1,835,752	272,999	1,041,617

*	SVP’s effective last day was December 31, 2023.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

Stock options granted to key management personnel and close family members of key management personnel include the following. During the year ended December 31, 2024, 1,400,000 options were granted to the CEO; 170,000 options granted to the CFO, and 300,000 options granted to the GM. During the year ended December 31, 2024, the CFO exercised 1,000,000 stock options into subordinate voting shares. During the two months ended December 31, 2023, no options were granted to key management personnel. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM.

During the year ended October 31, 2023, the SVP purchased December 2022 Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

During the two months ended December 31, 2023, the SVP converted the $50,000 convertible debentures and exercised the 167,912 December Warrants. This resulted in the issuance of 336,775 subordinate voting shares at a price of CAD$0.20 per share in accordance with the December Convertible Debentures, in addition to the issuance of 167,912 subordinate voting shares at an exercise price of $0.25 CAD per subordinate voting share upon the exercise of the December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 subordinate voting shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests.

During the year ended December 31, 2024, 333,900 restricted stock units were granted to the CEO (for the two months ended December 31, 2023 – nil; for the year ended October 31, 2023 - nil). Subsequent to the date of balance sheet, 781,250 restricted stock units were granted to the CEO and 93,750 restricted stock units were granted to the CFO.

Accounts payable, accrued liabilities, and lease liabilities due to key management at December 31, 2024, totaled $1,834,412, of which $1,552,499 is included in lease liabilities as per Note 7, and $281,913 is included in accounts payable and accrued liabilities as per Note 18.5 (December 31, 2023 - $1,230,808 of which $1,165,648 is included in lease liabilities as per Note 7 and $65,160 in accounts payable and accrued liabilities as per Note 18.5; October 31, 2023 - $1,118,763 of which $1,015,965 is included in lease liabilities as per Note 7 and $102,798 is included in accounts payables and accrued liabilities as per Note 18.5).

17.5	Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties which are included in business acquisition payable (see note 5):

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

	CEO	SVP	Director	GM	Total
	$	$	$	$	$
Balance – October 31, 2022	46,799	93,603	140,404	360,000	640,806
Interest	15,649	31,297	46,947	64,800	158,693
Payments	(55,778)	(111,555)	(167,333)	(64,800)	(399,466)
Balance – October 31, 2023	6,670	13,345	20,018	360,000	400,033
Interest	399	794	1,190	10,800	13,183
Payments	(7,069)	(14,139)	(21,208)	(10,800)	(53,216)
Balance – December 31, 2023	-	-	-	360,000	360,000
Borrowed	264,000	-	120,000	1,134,952	1,518,952
Interest	7,981	-	3,628	802,841	814,450
Payments	(48,839)	-	(22,200)	(594,800)	(665,839)
Balance – December 31, 2024	223,142	-	101,428	1,702,993	2,027,563

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.1). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 23.2); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $64,800 were made on the business acquisition consideration payable of $360,000 for the year ended December 31, 2024 (for the two months ended December 31, 2023 - $10,400; for the year ended October 31, 2023 - $64,800). (Alse see Note 5.2).

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director, comprised of an upfront cash payment of $30,000 and deferred cash payments of $120,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied.

Principal payments of $40,277 and interest payments of $8,562 were made on the business acquisition consideration payable ($264,000) due to the CEO for the year ended December 31, 2024 (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). Principal payments of $18,308 and interest payments of $3,892 were made on the business acquisition consideration payable ($120,000) due to the Director for the year ended December 31, 2024 (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). (Also see Note 5.1).

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the GM for aggregate present value consideration of $2,342,207, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. True-up payments of $530,000 were made on the business acquisition consideration payable of $1,134,952 for the year ended December 31, 2024 (for the two months ended December 31, 2023, and the year ended October 31, 2023 - $nil). (Also see Note 5.2).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

17.6	Transactions with Directors

During the year ended December 31, 2024, options of 250,000 were exercised into subordinate voting shares by an independent Director. Options of 510,000 were also granted to independent Directors during the year ended December 31, 2024. During the two months ended December 31, 2023, no options were granted to independent directors. During the year ended October 31, 2023, 1,250,000 stock options were granted to three board of directors.

Restricted stock units of 120,300 were also granted to independent Directors during the year ended December 31, 2024. Subsequent to the date of balance sheet, 281,250 restricted stock units were granted to independent Directors. During the two months ended December 31, 2023, and the year ended October 31, 2023, no restricted stock units were granted to independent Directors.

Compensation to the board of directors during the year ended December 31, 2024, was $78,000, (for the two months ended December 31, 2023 – $3,000; for the year ended October 31, 2023 - $18,000).

17.7	Transactions with ABCO Garden State, LLC

Please see Note 6.2 for transactions relating to Investment in ABCO and Notes 6.3.1, 6.3.2, 6.3.3 and 6.3.4 for promissory notes executed to ABCO.

During the year ended December 31, 2024, GR Unlimited charged fees of $729,400 to ABCO under its consulting agreement (see note 2.6.2) which is included as part of the Company’s service revenues (see note 22).

18.	Financial Instruments

18.1	Market Risk (Including Interest Rate Risk, Currency Risk and Other Price Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At December 31, 2024, and 2023 and October 31, 2023, the Company’s exposure to interest rate risk relates to long term debt and finance lease obligations; each of these items bear interest at a fixed rate, except for one of its long-term debt which carries a floating rate of interest (see Note 10.6).

18.1.2	Currency Risk

As at December 31, 2024, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$172,795 (December 31, 2023 - CAD$155,679; October 31, 2023 – CAD$190,169). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

18.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2024, December 31, 2023, and October 31, 2023, the Company had $3,932,221, $6,054,579 and $8,108,247 in excess of the FDIC insured limit, respectively.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, notes receivable and prepaid expenses and other assets represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Cash	4,682,221	6,804,579	8,858,247
Accounts receivable	1,596,912	1,642,990	2,109,424
Notes receivable	9,803,604	2,449,122	1,430,526
Prepaid expenses and other assets	864,009	420,336	392,787
Total	16,946,746	11,317,027	12,790,984

The allowance for doubtful accounts at December 31, 2024, was $420,614 (December 31, 2023 - $373,393; October 31, 2023 - $165,347).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

As at December 31, 2024, and 2023, and October 31, 2023, the Company’s trade accounts receivable were aged as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Current	624,736	604,920	1,079,657
1-30 days	429,973	568,445	475,909
31 days older	836,332	732,981	616,574
Total trade accounts receivable	1,891,041	1,906,346	2,172,140
GST/HST	126,485	110,037	102,631
Provision for bad debt	(420,614)	(373,393)	(165,347)
Total accounts receivable	1,596,912	1,642,990	2,109,424

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended December 31, 2024, there was no major customer that accounted for greater than 10% of revenues (for the two months ended December 31, 2023, and the year ended October 31, 2023 – no major customer accounted for over 10% of revenues). There was no customer with an accounts receivable balance greater than 10% at December 31, 2024 (December 31, 2023 – one customer with an accounts receivable balance greater than 10%; October 31, 2023 – nil).

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At December 31, 2024, December 31, 2023, and October 31, 2023, the Company’s working capital accounts were as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Cash	4,682,221	6,804,579	8,858,247
Current assets excluding cash	15,974,954	8,807,958	8,563,290
Total current assets	20,657,175	15,612,537	17,421,537
Current liabilities	(5,515,809)	(4,298,684)	(5,195,681)
Working capital	15,141,366	11,313,853	12,225,856

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,107,619	-	-
Lease liabilities	736,453	1,294,125	3,181,365
Convertible debentures	-	-	2,459,924
Debt	227,679	1,001,681	-
Business acquisition consideration payable	536,881	1,693,540	-
Total	3,608,632	3,989,346	5,641,289

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

18.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair value for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial assets and liabilities at December 31, 2024, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,554,622
Warrants asset	Level 2	4,855,795

Financial Liabilities:
Derivative liabilities	Level 2	12,504,175

During the year ended December 31, 2024, there were no transfers of amounts between levels.

The carrying values of the financial assets and liabilities at December 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,723,342
Warrants asset	Level 2	1,761,382

Financial Liabilities:
Derivative liabilities	Level 2	7,471,519

During the two months ended December 31, 2023, there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial assets and liabilities at October 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,566,822
Warrants asset	Level 2	1,361,366

Financial Liabilities:
Derivative liabilities	Level 2	7,808,500

During the year ended October 31, 2023, there were no transfers of amounts between levels.

19.	General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, are as follows:

	Year ended	Two months ended	Year ended
	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Office, banking, travel, and overheads	1,859,704	470,821	1,960,696
Professional services	1,544,701	59,701	585,342
Salaries and benefits	6,670,955	906,831	3,919,839
Total	10,075,360	1,437,353	6,465,877

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

20.	Income Taxes

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. Notwithstanding the foregoing, it is management’s expectation that the Company’s activities will be conducted in such a manner that income from operations will not be subjected to double taxation. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 - Income Taxes.

For the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023, income tax expense consisted of:

	Year ended December 31, 2024	Two months ended December 31, 2023	Year ended October 31, 2023
	$	$	$
Current expense:
Federal	2,016,441	122,715	498,435
State	493,207	29,933	68,861
Adjustment to prior years provision versus statutory tax returns	-	6,827	273,994
Total current expense:	2,509,648	159,475	841,290
Deferred expense (benefit):
Federal	(635,630)	184,510	(1,354,696)
State	(178,193)	39,554	(389,828)
Change in unrecognized deductible temporary differences	-	-	1,274,166
Total deferred (benefit) expense:	(813,823)	224,064	(470,358)
Total income tax expense	1,695,825	383,539	370,932

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The difference between the income tax expense and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax are as follows:

	Year ended	Two months ended	Year ended
	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
(Loss) gain from operations before taxes and NCI	(9,000,969)	1,055,966	(291,388)
Statutory tax rates	21.00%	27.37%	24.46%
Expected income tax (recovery)	(1,890,203)	289,056	(71,275)
Change in statutory tax rates and FX rates	-	(2,030)	21,890
Share based compensation	(984,840)	-	-
State taxes, net of federal benefit	(354,760)
Nondeductible expenses	2,884,520	(180,803)	1,069,536
Deferral adjustments	961,728	224,064	(1,189,931)
Change in unrecognized deductible temporary differences	-	-	1,274,166
Net operating (loss) income	-	46,425	(1,323,949)
Fiscal year to calendar year adjustment	-	-	316,501
Adjustment to prior years provision versus statutory tax returns	-	6,827	273,994
Uncertain tax position	1,079,380	-	-
Total income tax expense	1,695,825	383,539	370,932

The following tax assets (liabilities) arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the year ended December 31, 2024, the two months ended December 31, 2023, and the year ended October 31, 2023. Net operating loss carryforwards have been presented net of the Uncertain tax position liability.

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Deferred tax assets:
Property, plant and equipment	321,968	8,061	127,305
Allowance for doubtful accounts	137,096	-	-
Inventory	-	129,573	127,846
ROU Leases	249,862	-	(108,206)
Net Operating Loss Carryforward (federal)		274,831	318,614
Net Operating Loss Carryforward (state)	-	2,156	4,799
Deferred tax liabilities:
Inventory	(458,306)	-	-
ROU assets	-	(168,327)	-
Net deferred tax assets	250,620	246,294	470,358

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The following table summarizes the uncertain tax position recognized net of certain deferred tax assets in the consolidated financial statements for the year ended December 31, 2024:

$
Uncertain tax position inclusive of penalties and interest:
Balance - December 31, and October 31, 2023	-
Additions based on tax positions related to the current year	1,038,002
Interest and penalties recorded in income tax expense	41,378
Balance - December 31, 2024	1,079,380

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of December 31, 2024, the Company has estimated Canadian non-capital losses of CAD$9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2031 and 2043. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax benefit asset since it is not probable that sufficient taxable profits will be available for U.S. tax purposes to realize these deductible temporary differences.

The Company operates in various United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to income tax expense may result.

As at December 31, 2024, the Company recorded an uncertain tax liability of $1,079,380 for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E. These uncertain tax positions, inclusive of penalties and interest, are included in Other non-current liabilities on the consolidated statements of financial position net of net operating loss carryforwards. As at December 31, 2023 and October 31, 2023, the Company did not record an accrual for uncertain tax positions.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions for the 2018 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

21.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

-	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

-	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

-	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirement.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

22.	Segment Reporting

For management purposes, the Group is organized into business units based on its products and services and has two reportable segments, as follows:

●	Oregon segment represents cannabis production and sales activities in Oregon

●	Michigan segment represents cannabis production and sales activities in Michigan

●	Services segment provides consulting services primarily to other customers within the cannabis industry

●	The other segment reports ungrouped assets

Geographical information relating to the Company’s activities is as follows. Services represents consulting fees charged to Goodness Growth and to ABCO Garden State, LLC.

The Chief Operating Decision Maker (CODM) is the Company’s CEO and monitors the operating results of its business units separately on a monthly basis for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

Segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments:
As at December 31, 2024	7,732,780	4,621,983	2,834,108	-	15,188,871
As at December 31, 2023	8,187,649	4,054,332	1,761,382	-	14,003,363
As at October 31, 2023	7,362,957	4,016,861	1,361,366	-	12,741,184

Year ended December 31, 2024:
Net revenue	12,093,606	12,936,028	-	1,987,631	27,017,265
Gross profit	5,178,874	6,481,800	-	1,780,962	13,441,636
Gross profit before fair value adjustments	5,931,261	6,271,333	-	1,780,962	13,983,556

Two months ended December 31, 2023:
Net revenue	1,529,088	2,012,949	-	96,050	3,638,087
Gross profit	766,291	1,597,643	-	6,840	2,370,774
Gross profit before fair value adjustments	902,603	1,235,111	-	6,840	2,144,554

Year ended October 31, 2023:
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustments	4,615,259	6,653,234	-	620,375	11,888,868

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

23.	Non-Controlling Interests

The changes to the non-controlling interest for year ended December 31, 2024, and the two months ended December 31, and the year ended October 31, 2023, are as follows:

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Balance, beginning of period	1,013,324	983,717	2,006,479
Canopy buyout of 13% minority interest and acquisition of an additional 20% of Golden Harvests	(570,995)	-	-
Distributions to Golden Harvest minority interest	(530,000)	-	-
Non-controlling interest share of Golden Harvests	550,187	29,607	(129,279)
Acquisition of 87% of Canopy Management LLC	-	-	(893,483)
Acquisition of 43.91% of West New York	806,250	-	-
Non-controlling interest share of West New York	56,661	-	-
Roll off non-controlling interest in GR Michigan	32,811	-	-
Balance, end of period	1,358,238	1,013,324	983,717

23.1	Non-controlling Interest in Golden Harvests and Canopy

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Current assets	3,915,465	4,521,194	4,192,902
Non-current assets	4,971,045	4,390,297	4,016,860
Current liabilities	5,458,964	2,275,147	2,048,167
Non-current liabilities	1,388,944	560,425	253,340
Net income for the period attributed to non-controlling interest	550,187	29,607	(129,279)

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan, which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

In April of 2024, GR Unlimited acquired the remaining 13% membership units of Canopy. Following this acquisition of the additional 13% interest in Canopy, Canopy became wholly owned by GR Unlimited.

In April of 2024, Canopy acquired an additional 20% of the membership units of Golden Harvest. Following the acquisition of an additional 20% interest in Golden Harvest on April 24, 2024, Golden Harvest became 80% owned by Canopy.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

23.2	Non-controlling Interest in West New York

	December 31, 2024	December 31, 2023	October 31, 2023
	$	$	$
Non-current assets	1,538,010	-	-
Net income for the period attributed to non-controlling interest	56,661	-	-

24.	Commitments and Contingencies

On September 22, 2022, the Securities Exchange Commission (“SEC”) issued an Order Instituting Proceedings pursuant to Section 12(j) of Securities Exchange Act of 1934 (“1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings and has recently filed a form F1 which is pending acceptance by the SEC. The Company anticipates that it will be able to waive this OIP after acceptance.

25.	Subsequent Events

25.1	Appointment of Chief Financial Officer and Corporate Secretary

On January 1, 2025, the Company announced the appointment of Andrew Marchington as Chief Financial Officer and Corporate Secretary.

25.2	Appointment of Chief Strategy Officer

On January 31, 2025, the Company appointed Josh Rosen as Chief Strategy Officer. The Company granted 2,000,000 stock options to Mr. Rosen at an exercise price of CAD$0.87 per share for a period of four years.

25.3	Partial Conversion of July Convertible Debentures

In January 2025, a Purchaser of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $750,000 at CAD$0.20 per share into 4,505,625 subordinate voting shares.

25.4	Granting of Restricted Stock Units

In January 2025, the Company settled a total of 1,234,375 restricted stock units into subordinate voting shares (see Note 14.2.1).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2024, the Two Months Ended December 31, 2023,

and the year ended October 31, 2023

Expressed in United States Dollars, unless otherwise indicated

25.5	Credit Facility

On March 28, 2025, the Company announced the closing of a US$7,000,000 secured credit facility with a FDIC-insured commercial bank. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) SOFR plus 4.9% and b) 9.0%. The facility amortizes over a six-year period and there are no prepayment penalties. Interest will be paid on a monthly basis. The obligations under the Credit Facility are secured by way of a general security agreement.